FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 3, 2007

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                )

Enclosure:  Press Release dated May 3, 2007

Corporate Express NV For more information: Media Relations:
+31 (0)20 651 10 19
PRESS RELEASE
Amsterdam, the Netherlands, 3 May 2007	Investor Relations: +31 (0)20 651 10 42

CORPORATE EXPRESS Q1 2007 RESULTS	www.cexpgroup.com
EUROPE PERFORMS STRONGLY; NORTH AMERICA REMAINS DIFFICULT

•                  Net sales up 4% to EUR 1,589 million, a 9% increase at constant rates

•                  Organic sales growth 3%; OP North America -1%, OP Europe 6%, OP Australia 2%,
ASAP Software 2% and Printing Systems 23%

•                  Office Products North America organic sales growth in line with fourth quarter 2006

•                  Office Products Europe continues to trend favourably on sales and gross contribution

•                  Operating result improves 17% at constant rates

•                  Net result amounted to EUR 15.9 million (Q1 2006: EUR 24.5 million); EPS* EUR 0.14
(Q1 2006: EUR 0.19)

FINANCIAL HIGHLIGHTS

Amounts in EUR million	Q1 2007	Q1 2006	Δ in EUR	Δ at constant rates
Net sales	1,589.3	1,533.8	3.6%	9.2%
Gross contribution	492.2	472.5	4.2%	9.7%
Operating result (EBIT)	53.2	48.1	10.7%	17.3%
Net result	15.9	24.5
Net result per ordinary share (in Euro)	0.09	0.14

CEO’S STATEMENT

Commenting on the first quarter 2007, Frans Koffrie, Corporate Express President and CEO said: “We have had a mixed set of results for the quarter. Our sales and operating result have improved and most of our divisions have performed well. Markets in Europe and Australia continue to develop favourably. Office Products Europe performed strongly. The integration of ATG, product range extension and pan-European merchandising will result in significantly higher sales and operating result in 2007. Office Products Australia had a good quarter with facility products and educational supplies growing strongly reflecting the success of its single-source supplier concept. For 2007, Australia is expected to further grow its market share while generating efficiencies through the benefits of Project OneSource.

However our US office products business reported lower sales and operating result as the effects of last year’s reorganisation are still being felt. We also see some signs of lower market growth rates and a higher degree of competitive pressure. Our operations are recovering and having assessed the impact of the reorganisation, we expect to return to sales growth in line with market growth before the end of the year.”

FINANCIAL PERFORMANCE

Net sales improved to EUR 1,589 million, a 9.2% increase at constant rates. The reported 3.6% sales increase was impacted by a weaker US dollar. Organic growth amounted to 3% versus 1% in the fourth quarter 2006 and 8% in the first quarter 2006. Office Products North America reported a negative 1% organic growth, in line with prior quarter and as forecast. Office Products Europe and Office Products Australia reported 6% and 2% organic growth respectively. ASAP Software posted 2% organic growth and Printing Systems delivered another strong quarter with 23% organic growth.

* EPS is earning per share before fair value changes, amortization intangibles and special items.

Gross contribution was up 9.7% at constant rates to EUR 492.2 million, growing in line with sales. Office Products North America gross contribution margin declined by 0.8%-point to 33.5% year on year. Difficulties in fully passing on supplier price increases towards our customers, reduced supplier rebate income as a result of lower volumes in office products and an increasingly competitive environment contributed to the decline in gross contribution. Postage expenses, that are reimbursed by our customers, and relating to our mailing activity in our print and forms business, are now accounted for on a gross basis instead of net. As a result sales, gross contribution and operating expenses increased all with USD 8.3 million in Q1 with no impact on operating result.

Office Products Europe increased its gross contribution margin over 3%-point to 32.8%, due to pan-European merchandising and the inclusion of ATG. Office Products Australia continued its upward gross margin trend, benefiting from the integration of Educational Experience, the educational supplies company purchased last autumn.

Operating costs, excluding special items, increased 12.5% at constant rates to EUR 427.2 million, mainly as a result of acquisitions made in 2006, increases in employment costs and the change in accounting for reimbursed postage expenses. Special items amounted to EUR 8.7 million versus EUR 24.4 million in the same quarter last year.

Operating result was EUR 53.2 million, a 17.3% increase at constant rates. Excluding special items, operating result amounted to EUR 62.0 million, a 9.2% decrease at constant rates, resulting in a 3.9% operating margin. Net financing costs increased to EUR 27.2 million (Q1 2006: EUR 22.8 million) as a consequence of acquisitions made during 2006. In the first quarter profit taxes amounted to EUR 5.8 million (Q1 2006: EUR 3.8 million). Underlying taxes were EUR 8.2 million, partly offset by a positive tax effect on special items of EUR 2.7 million.

In the first quarter EBITDA margin (excluding special items) for global office products - on a 4-quarter rolling basis - amounted to 6.3% versus 6.6% the previous quarter. We remain confident that we will reach our target range of 7-8% by the end of 2008 on a run-rate, assuming benign macro-economic conditions.

Net result amounted to EUR 15.9 million. EPS amounted to EUR 0.09 versus EUR 0.14 in the first quarter of 2006. Excluding fair value changes, amortisation intangibles and special items EPS was EUR 0.14 (Q1 2006: EUR 0.19).

Analyst & Investor Conference Call

A live audio web cast of the Analyst & Investor conference call starting at 10 a.m. CET today can be accessed via www.cexpgroup.com within the investor relations section under “Presentations”. The presentation will be available on our web site. To listen to the conference call you can also dial: +31 20 713 34 63.

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42

mail to:carl.hoyer@cexpgroup.com
Press / general inquiries: Corporate Communications	Telephone: +31 (0)20 651 10 19

mail to:corpcomm@cexpgroup.com

OFFICE PRODUCTS NORTH AMERICA

Amounts in EUR million	Q1 2007	Q1 2006	Δ in EUR	Δ at constant rates
Net sales	777.6	840.7	(7.5)%	0.9%
Organic growth	(1)%
Gross contribution	260.5	288.5	(9.7)%	(1.5)%
Operating result	28.1	29.4	(4.5)%	4.7%
Average Capital Employed(1)	567.6	566.8	0.1%	7.4%

Gross contribution / net sales	33.5%	34.3%
Operating result(2)/ net sales	4.3%	6.0%
Operating result(2)/ Average Capital Employed(1)	23.7%	35.9%

(1) Average Capital Employed excludes goodwill.  (2) Excluding special items (see also the remarks under Basis of Presentation).

Organic sales growth declined by 1%, in line with fourth quarter 2006. Facility products, promotional marketing, print and forms management and our Canadian business all showed solid sales growth but traditional office products had a weak quarter in the USA.

We remain convinced that the centralisation of back office functions and the streamlining of our operational structure will result in a more customer-focused and sales driven organisation. It has however become apparent that we underestimated the impact this reorganisation would have on our sales effort. We have therefore implemented management changes, and re-energizing our sales force has the highest priority within our organisation. We are making progress but having assessed the impact of last year’s reorganisation we are taking further corrective actions as required.

There are some signs of inflationary pressure. Several office products suppliers have increased prices which we are working to push through to our customers. White-collar employment continues to grow, but at a slower pace than before.

Gross contribution fell 1.5% at constant rates to EUR 260.5 million. Difficulties in fully passing on supplier price increases towards our customers, reduced rebate income as a result of lower volumes in office product activities and an increasingly competitive environment contributed to the decline in margins.

Postage expenses, that are reimbursed by our customers, and relating to our mailing activity in our print and forms business, are now accounted for on a gross basis instead of net. As a result sales, gross contribution and operating expenses all increased with USD 8.3 million in Q1 with no impact on operating result.

Our preferred supplier initiative continues to work well. CE branded products now represent 27% of office products sales. The new range of CE branded writing instruments has been well received by customers with ongoing focus on expanding the offering into new categories, like shredders and boards.

Operating result increased 4.7% at constant rates to EUR 28.1 million. Operating costs, excluding special items, increased 4.2% at constant rates. This is driven by changing the way of accounting for postage expenses, rising employment costs particularly in our selling expense area and cost overruns in our supply chain. Special items amounted to EUR 5.3 million versus EUR 21.2 million a year ago. Excluding those special items operating result fell 27.8% at constant rates to EUR 33.3 million.

OFFICE PRODUCTS EUROPE

Amounts in EUR million	Q1 2007	Q1 2006	Δ in EUR	Δ at constant rates
Net sales	333.5	231.4	44.3%	44.0%
Organic growth	6%
Gross contribution	109.5	68.8	59.1%	58.8%
Operating result (EBIT)	5.9	(1.6)	n.m.	n.m.
Average Capital Employed(1)	191.2	117.4	62.9%	62.8%

Gross contribution / net sales	32.8%	29.7%
Operating result(2)/ net sales	2.3%	0.7%
Operating result(2)/ Average Capital Employed(1)	21.1%	5.3%

(1) Average Capital Employed excludes goodwill.  (2) Excluding special items (see also the remarks under Basis of Presentation).

First quarter sales rose 44.0% at constant rates, driven by the acquisition of ATG and solid growth in most markets. Organic growth was 6%, with France, the UK, the Benelux and the Nordics all showing strong performances. Italy and Austria both reported a decline in sales.

Growth was realised in all customer segments with continued success in pan-European account wins, but also large accounts and the mid-market performed satisfactorily. All product categories posted organic growth, with facility supplies and furniture performing particularly well, benefiting from the success of our product range extension initiative.

Gross contribution was up 58.8% at constant rates to EUR 109.5 million. Gross contribution percentage amounted to 32.8%, a more than 3%-point improvement. An increasingly successful pan-European merchandising approach and the integration of ATG all contributed to this significant improvement.

Operating result reversed from negative EUR 1.6 million to EUR 5.9 million. Most countries contributed to this increase and all of our major markets showed a clear improvement in operating profit for the quarter.

Special items of EUR 1.8 million were included in this quarter (Q1 2006: EUR 3.1 million) to right-size our underperforming Italian business. Amortisation of intangibles amounted to EUR 2.4 million (Q1 2006: nil). Excluding special items and amortisation of intangibles, operating result amounted to EUR 10.1 million (Q1 2006: EUR 1.5 million), a 3.0% operating margin.

For 2007, continued organic sales growth is expected for Office Products Europe, driven by strategic initiatives and supported by improving macro-economic conditions. The integration of ATG, improvement in sales and the centralisation and merchandising efforts should result in significantly higher sales and operating result.

OFFICE PRODUCTS AUSTRALIA

Amounts in EUR million	Q1 2007	Q1 2006	Δ in EUR	Δ at constant rates
Net sales	182.3	174.4	4.5%	7.2%
Organic growth	2%
Gross contribution	58.8	55.1	6.7%	9.4%
Operating result	14.1	12.6	11.4%	14.2%
Average Capital Employed(1)	79.4	66.0	20.3%	21.7%

Gross contribution / net sales	32.3%	31.6%
Operating result / net sales	7.7%	7.2%
Operating result / Average Capital Employed(1)	72.4%	77.6%

(1) Average Capital Employed excludes goodwill.

First quarter sales increased 7.2% at constant rates to EUR 182.3 million. Acquisitions such as Educational Experience, the educational supplies business purchased late last year, are part of the ongoing strategy to grow into new market sectors and at the same time leverage the existing supply chain and distribution infrastructure. Strong organic growth at facility products is a good example of the success of Office Products Australia’ single-source model. It also supports its continued expansion into the medium and small-sized customer sectors delivering new opportunities for sustainable long-term growth.

Gross contribution was up 9.4% at constant rates benefiting from product range improvement. Operating result increased 14.2% at constant rates, underpinned by savings generated from the implementation of Project OneSource.

Early April, Corporate Express Australia completed an off-market share buyback. As a result of strong shareholder participation, the size of the original buyback target was increased from AUD 50 million to approximately AUD 90 million. In doing so 16,984,761 of its fully paid ordinary shares were purchased at the buyback price of AUD5.30 per share. We did not participate in the buy-back and saw our stake increase to 58.9% in the second quarter.

For 2007, Office Products Australia is expected to grow its market share while focus on the back-end of the business will continue to generate operational and supply chain improvements.

ASAP SOFTWARE

Amounts in EUR million	Q1 2007	Q1 2006	Δ in EUR	Δ at constant rates
Net sales	149.2	166.3	(10.3)%	(3.5)%
Organic growth	2%
Gross contribution	16.5	18.9	(12.3)%	(5.7)%
Operating result	4.1	6.1	(33.0)%	(27.2)%
Average Capital Employed(1)	25.0	34.8	(28.3)%	(24.2)%

Gross contribution / net sales	11.1%	11.3%
Operating result / net sales	2.7%	3.6%
Operating result / Average Capital Employed(1)	65.4%	69.7%

(1) Average Capital Employed excludes goodwill.

As of 2007, ASAP Software has adopted a change in revenue recognition for government enterprise agreements. Under the new methodology, sales and gross contribution associated with these contracts are being amortised over the life of the contracts. This resulted in a USD 22 million reduction of reported sales in the first quarter.

Organic sales growth in the first quarter amounted to 2%. Growth was particularly strong in the public sector and at small and medium-sized businesses. Hardware sales and IT asset management, via eSMART, also performed well.

Gross contribution dropped 5.7% at constant rates, impacted by the change in revenue recognition and growth in the lower-margin public sector segment. Operating costs rose 4.4% at constant rates. This reflects continued investments in the small and medium-sized business segment and the further development of higher margin IT businesses. Consequently, operating result fell to EUR 4.1 million.

For 2007, ASAP Software operating performance is expected to remain around 2006 levels following continued investment in growth initiatives.

PRINTING SYSTEMS
Combines Former Graphic Systems Division and Veenman Group

Amounts in EUR million	Q1 2007	Q1 2006	Δ in EUR
Net sales	146.8	121.0	21.3%
Organic growth	23%
Gross contribution	46.9	41.2	13.8%
Operating result	5.9	1.6	258.0%
Average Capital Employed(1)	89.6	86.4	3.7%

Gross contribution / net sales	31.9%	34.0%
Operating result / net sales	4.0%	1.4%
Operating result / Average Capital Employed(1)	26.5%	7.7%

(1) Average Capital Employed excludes goodwill.

Printing Systems reported a strong quarter with sales up 21% to EUR 146.8 million. All Graphic Systems’ operating companies reported healthy sales growth, driven primarily by replacement sales of printing presses. The main contributors were Italy and the Netherlands. Machine sales rose 47% to EUR 83 million and Triple S sales represented 33% of total graphical sales. Order intake continued to develop satisfactory, resulting in a 10% increase versus last year. The Veenman Group reported a sales decline, although Veenman Germany showed a sequential increase.

Gross contribution was up 13.8%. The gross contribution margin declined to 31.9% following the relatively strong growth of machine sales, which do carry lower relative margins. Costs remained well under control, resulting in a significant improvement of operating result to EUR 5.9 million. All operating companies improved operating results. Veenman Group posted a slightly lower operating result. Average capital employed rose modestly to EUR 89.6 million, resulting in a return on capital employed of 26.5%.

For full year 2007, we remain optimistic about continued sales and earnings growth for Printing Systems.

CORPORATE

‘Corporate’ operating result amounted to EUR 4.7 million negative (Q1 2006: break even). This includes operating costs for ‘Holdings’, special items of EUR 1.5 million as well as the net surplus of the funding side of our defined benefit pension plans relating to inactive members. ‘Holdings’ operating costs were EUR 9.3 million (Q1 2006: EUR 7.1 million). A net contribution of EUR 4.6 million (Q1 2006: EUR 7.1 million) was recorded for the expected return on plan assets and interest on the pension obligations, due to the surplus status of our Dutch pension fund

(coverage ratio at 31 March 2007: 160%).

For the full year 2007, we expect to record a net contribution of approximately EUR 18 million for the expected return on plan assets and interest on the pension obligations. Operating costs for ‘Holdings’ are expected to be about EUR 30 million.

SPECIAL ITEMS

In the first quarter, there were special items of EUR 8.7 million. Office Products North America had special items of EUR 5.3 million, related primarily to reductions in management and functional positions at US headquarters. At Office Products Europe, we recorded special items of EUR 1.8 million to address the underperformance of Corporate Express Italy. EUR 1.5 million is reported within Corporate in relation to the termination of the contract of Mark Hoffman, former President and CEO of Corporate Express North America.

DEPRECIATION PP&E, AMORTISATION INTANGIBLES AND CAPEX

In the first quarter depreciation of PP&E and software was EUR 22.8 million, amortisation of other intangibles was EUR 3.1 million and capex amounted to EUR 23.6 million.

For 2007 capital expenditure is expected to be around EUR 100 million (2006: EUR 78.5 million) and depreciation to be around EUR 90 million (2006: EUR 93.9 million). Amortisation of other intangibles is expected to be EUR 12 million (2006: EUR 5.2 million).

PROFIT TAXES

In the first quarter profit taxes amounted to EUR 5.8 million (Q1 2006: EUR 3.8 million). The tax effect on special items was EUR 2.7 million positive. Underlying taxes were EUR 8.2 million, excluding fair value effects, special items, amortisation of other intangibles and dividend on Preference Shares A, reflecting an effective tax rate of  20%. Cash tax payments were EUR 10.1 million in the first quarter.

For full year 2007 cash tax payments are estimated to be around EUR 35 million (2006: EUR 32.3 million). The effective tax rate, excluding any fair value effects, exceptional items, amortisation of other intangibles and dividend on Preference Shares A, is expected to be around 20% for 2007 and about 20-25% in the medium term.

CASH FLOW AND RETURN ON CAPITAL EMPLOYED

Cash flow available from operational activities was EUR 54.7 million negative in the first quarter. For the last twelve months, cash flow available from operational activities amounted to EUR 232.3 million. Working capital increased EUR 115.7 million in the first quarter (Q1 2006: EUR 132.5 million increase), mainly as a consequence of traditional seasonal increases in the first quarter. Average working capital as a percentage of sales (on a four-quarter rolling average) increased to 9.4% (Q4 2006: 9.3%), as inventory levels are structurally up, reflecting primarily direct sourcing out of Asia.

Return on capital employed (before goodwill and special items) was 27.2% (Q1 2006: 33.4%). Including goodwill and special items, RoCE was 8.3% (Q1 2006: 8.2%).

NET DEBT, FINANCIAL COSTS AND FAIR VALUE CHANGES

Net interest-bearing debt increased to EUR 1,399 million at the end of March 2007 versus EUR 1,294 million at 31 December 2006. The translation effect related to the depreciation of the US dollar versus the Euro decreased net interest-bearing debt by EUR 7 million in the first quarter. The leverage ratio (net interest-bearing debt excluding Preference Shares A and financing fees divided by EBITDA) was 3.5 times versus 3.2 times in the previous quarter.

For the quarter, net financing costs were EUR 27.2 million (Q1 2006: EUR 22.8 million). EUR 2.8 million of these costs related to the dividend on Preference Shares A. Cash interest was EUR 21.0 million (Q1 2006: EUR 17.5 million) and non-cash interest amounted to EUR 2.8 million (Q1 2006: EUR 2.1 million).

For full year 2007, we project cash interest expenses (including dividends on Preference Shares A) of around EUR 100 million (2006: EUR 81.6 million).

The total impact of fair value changes in the first quarter, net of tax, was EUR 0.9 million negative (Q1 2006: EUR 0.5 million negative).

-----

Financial calendar

Publication second quarter results 2007:	Thursday 2 August 2007
Analyst & Investor meeting:	12-13 September 2007
Publication third quarter results 2007:	Tuesday 6 November 2007
Publication fourth quarter results 2007:	Friday 22 February 2008
Annual General Meeting of Shareholders 2007:	Tuesday 8 April 2008

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com

Press / general inquiries: Corporate Communications	Telephone: +31 (0)20 651 10 19
corpcomm@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of Presentation

•                  The financial information presented is unaudited.

•                  Details of our IFRS-based accounting principles are included in the Annual Report 2006, which is available on our website, www.cexpgroup.com

•                  Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•                  Changes in the fair value relate mostly to exchange results due to translation of long-term internal and external borrowings.

•                  During the course of a year, certain events take place that may be infrequent or of a size (such as restructuring, refinancing activities, impairments) that reporting the impact on the financial performance separately as special items provides the opportunity to give a more operationally oriented view on the (underlying) results of the business.

•                  Non-GAAP measures: figures are also presented excluding changes in fair values, amortisation of intangibles, and special items. Corporate Express regards these figures as key performance indicators increasing the transparency of the reporting.

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days and any movements between gross-based sales and net-based sales for similar activities from a customer perspective (‘imputed sales’). We use ‘organic’ sales analysis in conjunction with constant exchange rates analysis, to give a measure of the underlying year-on-year growth.

CONSOLIDATED INCOME STATEMENT

in millions of euro

	1st quarter		January - March
	2007	2006	2007	2006
Net sales	1,589.3	1,533.8	1,589.3	1,533.8
Purchase value trade goods sold	(1,097.1)	(1,061.3)	(1,097.1)	(1,061.3)
Gross contribution	492.2	472.5	492.2	472.5
Operating costs	(413.1)	(398.7)	(413.1)	(398.7)
Depreciation PP&E and Software	(22.8)	(25.2)	(22.8)	(25.2)
Amortisation other intangibles	(3.1)	(0.5)	(3.1)	(0.5)
Operating result (EBIT)	53.2	48.1	53.2	48.1
Net financing costs *	(27.2)	(22.8)	(27.2)	(22.8)
Result before profit tax	26.0	25.3	26.0	25.3
Profit tax	(5.8)	(3.8)	(5.8)	(3.8)
Other financial results	(4.4)	2.9	(4.4)	2.9
Net result	15.9	24.5	15.9	24.5

Net result	15.9	24.5	15.9	24.5
Special items (net of tax)	6.1	8.2	6.1	8.2
Net result excluding special items	21.9	32.7	21.9	32.7
Amortisation other intangibles	3.1	0.5	3.1	0.5
Fair value changes net of tax	0.9	0.5	0.9	0.5
Net result excluding changes in fair values, special items and amortisation intangibles	25.8	33.7	25.8	33.7

* Net financing costs
•Cash interest	(21.0)	(17.5)	(21.0)	(17.5)
•Dividend preference shares	(2.8)	(2.8)	(2.8)	(2.8)
•Non-cash interest (incl. Amortisation fees)	(2.8)	(2.1)	(2.8)	(2.1)
•Fair value changes	(0.6)	(0.4)	(0.6)	(0.4)
Net financing costs	(27.2)	(22.8)	(27.2)	(22.8)

	1st quarter		January - March
OPERATIONAL RATIOS
Gross contribution as a % of net sales	31.0%	30.8%	31.0%	30.8%
EBIT as a % of net sales	3.3%	3.1%	3.3%	3.1%
EBIT before special items as a % of net sales	3.9%	4.7%	3.9%	4.7%

	1st quarter		January - March
	2007	2006	2007	2006
EARNINGS PER SHARE (BASIC)
Average number of ordinary shares (x 1,000)	180,954	178,766	180,954	178,766

Per ordinary share (in euro)
Net result	€0.09	€0.14	€0.09	€0.14
Net result excluding changes in fair values, amortisation intangibles and special items	€0.14	€0.19	€0.14	€0.19

Number of shares at balance sheet date (x 1,000)			181,003	178,828

	Reported	Special items	Amortisation intangibles	Fair value changes	Underlying
RECONCILIATION SPECIAL ITEMS / FAIR VALUE CHANGES AND AMORTISATION INTANGIBLES Q1
Operating result (EBIT)	53.2	(8.7)	(3.1)	0.0	65.0
Net financing costs	(27.2)	0.0	0.0	(0.6)	(26.6)
Result before profit tax	26.0	(8.7)	(3.1)	(0.6)	38.4
Profit tax	(5.8)	2.7	0.0	(0.2)	(8.2)
Other financial results	(4.4)	0.0	0.0	0.0	(4.4)
Net result	15.9	(6.1)	(3.1)	(0.9)	25.8

CONSOLIDATED CASH FLOW STATEMENT
in millions of euro

	1st quarter		January - March
	2007	2006	2007	2006
EBIT	53.2	48.1	53.2	48.1
Depreciation PP&E and amortisation intangibles	26.4	25.7	26.4	25.7
Share based employee benefits	2.4	1.4	2.4	1.4
Additions to / (release of) provisions	1.5	16.6	1.5	16.6
Non-cash adjustments EBIT	30.2	43.8	30.2	43.8
• (Increase) / decrease in inventories	(8.4)	(15.5)	(8.4)	(15.5)
• (Increase) / decrease in trade receivables	(45.5)	47.4	(45.5)	47.4
• Increase / (decrease) in trade payables	(60.2)	(113.2)	(60.2)	(113.2)
• (Increase) / decrease in other receivables and liabilities	(1.6)	(51.2)	(1.6)	(51.2)
(Increase) / decrease in working capital	(115.7)	(132.5)	(115.7)	(132.5)
Payments for defined benefit plans	(2.3)	(2.9)	(2.3)	(2.9)
Profit tax paid	(10.1)	(8.1)	(10.1)	(8.1)
Other operational payments (including restructuring)	(10.1)	(3.2)	(10.1)	(3.)
Cash flow from operational activities	(54.7)	(54.8)	(54.7)	(54.8)

Investments in pp&e and software	(23.6)	(17.9)	(23.6)	(17.9)
Acquisitions, integration and divestments	(2.9)	(2.9)	(2.9)	(2.9)
Cash flow available for financing activities	(81.2)	(75.6)	(81.2)	(75.6)

Interest paid	(24.1)	(19.4)	(24.1)	(19.4)
Dividend Preference Shares A	0.0	0.0	0.0	0.0
Financing fees paid	(0.1)	(0.0)	(0.1)	(0.0)
Shares issued	0.3	(0.0)	0.3	(0.0)
Dividend on ordinary shares paid	0.0	0.0	0.0	0.0
Payments minority shareholders	(6.4)	(5.1)	(6.4)	(5.1)
Change in non-current financing	62.8	40.7	62.8	40.7
Cash flow from financing activities	32.4	16.1	32.4	16.1

Net cash flow (change in current financing)	(48.8)	(59.5)	(48.8)	(59.5)

	31 March		31 December
	2007	2006	2006
FINANCIAL RATIOS
Interest cover (4 quarterly rolling)
•EBITDA / cash interest	4.8	4.8	5.0
cash interest excludes dividend preference shares
Leverage ratio
•Net-interest-bearing debt / EBITDA	3.5	3.2	3.2
Net-interest-bearing debt excludes preference shares and financing fees
Solvency:
•Group equity in % of total assets	37%	38%	37%
•Net-interest-bearing debt in % of group equity	91%	78%	85%

	1st quarter		January - March
EXCHANGE RATES
Euro versus US$, average rate	1.31	1.20	1.31	1.20
Euro versus US$, end rate			1.33	1.21
Euro versus Aus$, average rate	1.67	1.63	1.67	1.63
Euro versus Aus$, end rate			1.65	1.70

CONSOLIDATED BALANCE SHEET
in millions of euro

	31 March		31 December
	2007	2006	2006
Non-current assets
Goodwill	1,523.8	1,459.3	1,530.9
Other intangible assets	78.5	7.8	82.2
Property, plant & equipment and Software	322.9	318.8	324.3
Pre-paid pensions, deferred tax and other non-current assets	562.4	564.5	562.2
Total non-current assets	2,487.5	2,350.4	2,499.5
Current assets
Inventories	524.2	454.6	520.0
Trade receivable	895.0	808.2	867.1
Other receivables	213.9	195.0	218.2
Cash *	56.9	79.9	72.8
Total current assets	1,690.0	1,537.7	1,678.1
Total assets	4,177.6	3,888.1	4,177.6

Group equity
Shareholders’ equity	1,473.2	1,434.4	1,462.9
Minority interest	62.6	54.2	63.9
Group equity	1,535.9	1,488.6	1,526.8
Non-current liabilities
Preference shares and loans *	1,320.6	1,150.2	1,283.7
Deferred tax, pension obligations, derivatives and provisions	197.2	245.7	206.4
Total non-current liabilities	1,517.8	1,395.9	1,490.1
Current liabilities
Loans and bank overdrafts *	135.5	90.9	83.1
Trade payables	644.1	596.9	720.0
Other liabilities	344.3	315.9	357.5
Total current liabilities	1,123.8	1,003.7	1,160.7
Total equity and liabilities	4,177.6	3,888.1	4,177.6

Working capital	668.6	591.2	559.8
Capital employed	2,587.9	2,367.3	2,491.4
Net-interest-bearing	1,399.1	1,161.1	1,294.0

*) these are components of net interest-bearing debt

	31 March		31 December
	2007	2006	2006
EQUITY RECONCILIATION in millions of euro
Shareholders’ equity per 1 January	1,463	1,450	1,450
Net result year to date	16	24	123
Dividend ordinary shares	—	—	(15)
Share issue for options exercised	—	—	6
Tax items	—	—	3
Net proceeds issue ordinary shares	—	—
Repurchase shares CE Australia	—	(1)	(2)
Interest hedges	—	1	(1)
Actuarial gains and (losses) on pension plans	1	—	18
Share-based payments	2	1	8
Translation differences	(8)	(42)	(127)
Shareholders’ equity at end of reporting period	1,473	1,434	1,463

FIGURES PER DIVISION

	1st quarter		January - March
	2007	2006	2007	2006
NET SALES in millions of euro
Office Products North America	777.6	840.7	777.6	840.7
Office Products Europe	333.5	231.4	333.5	231.4
Office Products Australia	182.3	174.4	182.3	174.4
ASAP Software	149.2	166.3	149.2	66.3
Printing Systems	146.8	121.0	146.8	121.0
Corporate Express	1,589.3	1,533.8	1,589.3	1,533.8

	1st quarter		January - March
	2007	2006	2007	2006
ORGANIC GROWTH OF SALES
Office Products North America	(1)%	7%	(1)%	7%
Office Products Europe	6%	6%	6%	6%
Office Products Australia	2%	4%	2%	4%
ASAP Software	2%	14%	2%	14%
Printing Systems	23%	4%	23%	4%
Corporate Express	3%	8%	3%	8%

	1st quarter		January - March
	2007	2006	2007	2006
GROSS CONTRIBUTION in millions of euro
Office Products North America	260.5	288.5	260.5	288.5
Office Products Europe	109.5	68.8	109.5	68.8
Office Products Australia	58.8	55.1	58.8	55.1
ASAP Software	16.5	18.9	16.5	18.9
Printing Systems	46.9	41.2	46.9	41.2
Corporate Express	492.2	472.5	492.2	472.5

	1st quarter		January - March
	2007	2006	2007	2006
GROSS CONTRIBUTION AS A% of NET SALES
Office Products North America	33.5%	34.3%	33.5%	34.3%
Office Products Europe	32.8%	29.7%	32.8%	29.7%
Office Products Australia	32.3%	31.6%	32.3%	31.6%
ASAP Software	11.1%	11.3%	11.1%	11.3%
Printing Systems	31.9%	34.0%	31.9%	34.0%
Corporate Express	31.0%	30.8%	31.0%	30.8%

	1st quarter		January - March
	2007	2006	2007	2006
OPERATING RESULT (EBIT) in millions of euro
Office Products North America	28.1	29.4	28.1	29.4
Office Products Europe	5.9	(1.6)	5.9	(1.6)
Office Products Australia	14.1	12.6	14.1	12.6
ASAP Software	4.1	6.1	4.1	6.1
Printing Systems	5.9	1.6	5.9	1.6
Corporate	(4.7)	(0.0)	(4.7)	(0.0)
Corporate Express	53.2	48.1	53.2	48.1

	1st quarter		January - March
	2007	2006	2007	2006
OPERATING RESULT excluding special items in millions of euro
Office Products North America	33.3	50.6	33.3	50.6
Office Products Europe	7.7	1.5	7.7	1.5
Office Products Australia	14.1	12.6	14.1	12.6
ASAP Software	4.1	6.1	4.1	6.1
Printing Systems	5.9	1.6	5.9	1.6
Corporate	(3.1)	(0.0)	(3.1)	(0.0)
Corporate Express	62.0	72.5	62.0	72.5

	1st quarter		January - March
	2007	2006	2007	2006
OPERATING RESULT excluding special items as a % of NET SALES (ROS in %)
Office Products North America	4.3%	6.0%	4.3%	6.0%
Office Products Europe	2.3%	0.7%	2.3%	0.7%
Office Products Australia	7.7%	7.2%	7.7%	7.2%
ASAP Software	2.7%	3.6%	2.7%	3.6%
Printing Systems	4.0%	1.4%	4.0%	1.4%
Corporate	(0.2)%	(0.0)%	(0.2)%	(0.0)%
Corporate Express	3.9%	4.7%	3.9%	4.7%

	1st quarter		January - March
	2007	2006	2007	2006
DEPRECIATION & AMORTISATION TOTAL in millions of euro
Office Products North America	(15.0)	(18.4)	(15.0)	(18.4)
Office Products Europe	(5.5)	(2.5)	(5.5)	(2.5)
Office Products Australia	(2.4)	(2.0)	(2.4)	(2.0)
ASAP Software	(0.8)	(0.8)	(0.8)	(0.8)
Printing Systems	(2.0)	(1.9)	(2.0)	(1.9)
Corporate	(0.1)	(0.1)	(0.1)	(0.1)
Corporate Express	(25.9)	(25.7)	(25.9)	(25.7)

	1st quarter		January - March
	2007	2006	2007	2006
AVERAGE CAPITAL EMPLOYED in millions of euro
Office Products North America	567.6	566.8	567.6	566.8
Office Products Europe	191.2	117.4	191.2	117.4
Office Products Australia	79.4	66.0	79.4	66.0
ASAP Software	25.0	34.8	25.0	34.8
Printing Systems	89.6	86.4	89.6	86.4
Corporate	2.8	1.8	2.8	1.8
Corporate Express, excluding goodwill	955.6	873.2	955.6	873.2
Goodwill	1,606.3	1,479.0	1,606.3	1,479.0
Corporate Express, including goodwill	2,561.9	2,352.1	2,561.9	2,352.1

	1st quarter		January - March
	2007	2006	2007	2006
OPERATING RESULT excluding special items as a % of AVERAGE CAPITAL EMPLOYED (ROCE in %)
Office Products North America	23.7%	35.9%	23.7%	35.9%
Office Products Europe	21.1%	5.3%	21.1%	5.3%
Office Products Australia	72.4%	77.6%	72.4%	77.6%
ASAP Software	65.4%	69.7%	65.4%	69.7%
Printing Systems	26.5%	7.7%	26.5%	7.7%
Corporate Express, excluding goodwill	27.2%	33.4%	27.2%	33.4%
Corporate Express, including goodwill	8.3%	8.2%	8.3%	8.2%

	31 March		31 December
	2007	2006	2006
NUMBER OF EMPLOYEES in number of FTE’s
Office Products North America	9,922	10,043	10,015
Office Products Europe	3,955	3,033	3,806
Office Products Australia	2,425	2,396	2,524
ASAP Software	614	559	603
Printing Systems	1,509	1,549	1,515
Corporate	69	67	68
Corporate Express	18,492	17,647	18,529

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORPORATE EXPRESS NV

By:	/s/ F.H.J. Koffrie
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date: May 3, 2007